Exhibit 99.1

ENTRÉE GOLD CLOSES C$10 MILLION PRIVATE PLACEMENT

Vancouver, B.C., March 1, 2013 –Entrée Gold Inc. (TSX:ETG; NYSE MKT:EGI; Frankfurt:EKA - "Entrée" or the "Company") today closed its C$10 million private placement to Sandstorm Gold Ltd. ("Sandstorm").  The Company issued 17,857,142 common shares (the "Shares") to Sandstorm at a price of C$0.56 per Share.  All three components of the US$55 million financing package from Sandstorm, announced on February 15, 2013, have now been fully funded.

The Shares are subject to a 4-month hold period. Sandstorm now holds approximately 12.17% of the issued and outstanding common shares of Entrée (on an undiluted basis).  Rio Tinto International Holdings Ltd. did not exercise its pre-emptive rights.

Sandstorm has advised Entrée that it does not have any present intention to acquire ownership of, or control over, additional securities of Entrée.  It is the intention of Sandstorm to evaluate its investment in Entrée on a continuing basis and such holdings may be increased or decreased in the future.  The address of Sandstorm for the purposes of National Instrument 62-103 is 400 Burrard Street, Suite 1400, Vancouver, British Columbia  V6C 3A6.  A copy of Sandstorm’s Early Warning Report is available on SEDAR at www.sedar.com.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company balancing opportunity and risk with key assets in Mongolia and Nevada.

Rio Tinto and Turquoise Hill Resources (formerly Ivanhoe Mines) are major shareholders of Entrée, holding approximately 11.3% and 9.4% of issued and outstanding shares, respectively.  Rio Tinto, through its majority ownership of Turquoise Hill Resources, beneficially owns 20.7% of Entrée’s issued and outstanding shares.

FURTHER INFORMATION
Monica Hamm
Manager, Investor Relations
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: info@entreegold.com